Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING TRUST CONFIRMS
REVISED OFFER FOR GREY WOLF, INC.

Calgary, Alberta, Canada – June 17, 2008

Precision Drilling Trust ("Precision") confirmed today that on June 14, 2008, it provided Grey Wolf, Inc. ("Grey Wolf") with a revised offer for a business combination between Grey Wolf and Precision. The proposal provides for Precision to acquire all of the common shares of Grey Wolf for US$9.30 per share (on a fully diluted basis), comprised of cash and trust units of Precision at the election of Grey Wolf shareholders, subject to proration such that the cash portion does not exceed 40% of the aggregate acquisition price. The US$9.30 per share amount implies a multiple of 7.6 x times consensus 2008 estimated cash flow per share and represents a 24% premium to the average closing price over the thirty trading days prior to June 8, 2008, the date Precision's initial proposal was provided to Grey Wolf.  Precision's revised offer price is approximately US$1.00 higher than, and a 12.3% premium to, Grey Wolf’s closing price of US$8.28 on June 9, 2008, the day before Precision’s interest in Grey Wolf became public.

Precision believes that its proposed business combination provides Grey Wolf’s shareholders with an alternative that is superior to that offered by Grey Wolf's proposed merger with Basic Energy Services, Inc.  Precision is disappointed that Grey Wolf has determined not to engage in discussions on its proposal.

Precision's previously disclosed growth strategy includes expansion of its service offerings to the United States by leveraging its competitive strengths and its reputation for high performance, high value onshore drilling services for oil and natural gas exploration and development.  Precision believes a business combination with Grey Wolf fits this strategy and accelerates its organic new rig construction program.  Precision believes that the combined companies would have much greater scale and a stronger financial position allowing them to substantially advance their mutual business objectives in the contract drilling business.  Precision expects to maintain Grey Wolf’s principal offices and facilities and to offer attractive opportunities for Grey Wolf’s people to have continued roles in the combined entity.

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Kevin Neveu, Chief Executive Officer, or Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone 403.716.4500, Fax 403.264.0251; website: www.precisiondrilling.com.

This press release contains statements that may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities legislation.  This forward-looking information includes, among others, statements regarding business strategy, plans and other expectations, beliefs, goals, objectives, information and statements about possible future events, including Precision's proposed business combination with Grey Wolf.   Readers are cautioned not to place undue reliance on such forward-looking information.  Forward-looking information is based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Precision and described in the forward-looking information contained in this press release.  There can be no assurance that discussions will be initiated, or that any agreement will be reached, between Precision and Grey Wolf.